

Non-Algorithm Content Promotion Platform

FOUNDER: ZACH SILVERMAN

Problem: Discoverability and Engagement

- Algorithms prevent content consumers from discovering and engaging with content.

- Algorithms inhibit content creators from building and engaging audiences organically.

Problem: Discoverability and Engagement – Content Creators

Discoverability



INSTA TIPS
Instagram changed their algorithm (again) to make it even harder for people to see our posts. If you want to see us in your feed here are 3 things you can do:
1. Go to your search bar and search our page.
2. Turn on post notifications.
3. Like & comment on (at least 10 of) our pictures
Those 3 steps show Instagram that you are interested in our content and will show our future posts in your feed.
repost :
@carlotaensenat

Engagement

so turns out: IG initially only exposes your posts to 10% of your followers and if their engagement with it is high enough, they'll let the remaining 90% get after it. this shit just ain't apps no more. everybody hustling.
Please turn on post notifications so you NEVER miss any of my posts!

Solution: Deshyo

- A single, central location for all content creators to publish all of their content across all mediums (text/photo/audio/video).

- A single, central location for the general public to discover and engage with all of the content creators they follow.

Competitors – Content Promoters






▶ Algorithm based curation

▶ Poor search results

▶ Low engagement

Market Differentiation

▶ Discovering new content through "digital personal recommendation"

▶ Content publication through reverse chronological order (as opposed to algorithm based)

▶ User creates their own feeds populated with the content only he/she wishes to see

▶ Multiple search mechanisms
  ▶ Search by content topic
  ▶ Search by content creator
  ▶ Unique Search Methodology

Market Size – Social Media



Market Size – Influencer Marketing



Customer Acquisition & Revenue Generation


Content Creator registers for site
Content Creator encourages followers to register
Content Creator publishes content on platform
Brand advertises on Content Creator's feed
Deshyo and Content Creator share revenue
Content Creator encourages other Content Creators to register

Current Stage

- Finalizing MVP

- Investment needed for Proof of Concept

Investment Opportunity

- $750K Pre-Money Valuation

- $100K Seed Round Raise
  - Netcapital Crowdfunding Campaign

- Allocating 1M Shares @ $0.10/share

- Equity Allocation = 12%

Investment History & Expenditures

INVESTMENT HISTORY



$11,600

$5,000

$3,000

$5,000

■ Founder ■ Investor 1 ■ Investor 2 ■ Investor 3

INVESTMENT EXPENDITURES



75%

5%

5%

2%

5%

5%

3%

5%

■ Web Development & Dev. Team Compensation
■ IP Research
■ Content Management
■ Customer Acquisition
■ Manager Compensation
■ Investor Relations
■ Net Capital Fee